Exhibit 99.1

Thomson Reuters to Transfer U.S. Stock Exchange Listing to Nasdaq

Ticker symbol will remain “TRI”

TORONTO, February 13, 2025 – Thomson Reuters (TSX/NYSE: TRI), a global content and technology company, today announced that it will voluntarily transfer its U.S. stock exchange listing to the Nasdaq Global Select Market (“Nasdaq”) from the New York Stock Exchange (“NYSE”). Thomson Reuters expects that its common shares will cease trading on the NYSE at market close on or about February 24, 2025 and that its common shares will commence trading on the Nasdaq on or about February 25, 2025.

Thomson Reuters’ listing on the Toronto Stock Exchange (“TSX”) will not be impacted, and its common shares will continue to be listed under the ticker symbol “TRI” on both the TSX and Nasdaq.

“We are delighted to be among the world’s largest and most innovative companies on Nasdaq,” said Steve Hasker, President and CEO of Thomson Reuters.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements relating to Thomson Reuters transferring its stock exchange listing to the Nasdaq from the NYSE, the expected dates of the transfer and its potential eligibility or inclusion in market indices, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “anticipates” and similar expressions identify forward-looking statements. While Thomson Reuters believes that it has a reasonable basis for making the forward-looking statements in this news release, they are not a guarantee of future outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Additional information regarding these risks, uncertainties and assumptions is included in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@tr.com

Investors

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@tr.com